EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

CV Therapeutics, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands)
Earnings:
Loss before income taxes	$(38,380)	$(79,697)	$(107,773)	$(110,951)	$(155,083)
Add: fixed charges	9,714	14,751	16,612	18,009	20,055
Less: capitalized interest	—	—	—	—	—

Earnings	$(28,666)	$(64,946)	$(91,161)	$(92,942)	$(135,028)

Fixed Charges:
Interest expense	$8,211	$9,507	$9,453	$10,443	$10,479
Amortization of convertible notes offering costs	782	957	957	1,216	3,100
Estimated interest portion of rent expense	721	4,287	6,202	6,350	6,476

Fixed charges	$9,714	$14,751	$16,612	$18,009	$20,055

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of debt issuance costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $38.4 million in 2000, $79.7 million in 2001, $107.8 million in 2002, $111.0 million in 2003 and $155.1 million in 2004.